UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On July 7, 2023, Lilium N.V. (the “Company”) held its annual general meeting of shareholders (the “Annual General Meeting”). Of the total of 403,226,042 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of June 9, 2023, a quorum of 254,164,678 shares A and 23,113,065 shares B, or approximately 69%, voted at or were represented by proxy at the Annual General Meeting. A copy of the minutes of the proceedings of the Annual General Meeting is furnished as Exhibit 99.1 hereto. At the Annual General Meeting, the shareholders approved each of the voting items on the agenda, including:

•	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year;

•	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year;

•	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year;

•	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year;

•	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year;

•	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year;

•	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year;

•	Discussion and adoption of the 2022 financial statements;

•	Discharge of the Executive Directors;

•	Discharge of the Non-Executive Directors;

•	Designation of the Board as the competent body to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto; and

•	Reduction of issued share capital of the Company by a cancellation of 770,000 shares C held by the Company in treasury.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022 (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the Annual General Meeting of Shareholders of Lilium N.V.